SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                  FORM 10-SB/A2



                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
                         Under Section 12(b) or 12(g) of
                       The Securities Exchange Act of 1934


                            ADVANCED KNOWLEDGE, INC.
                 (Name of Small Business Issuer in Its Charter)

       Delaware                                       95-4675095
(State or Other Jurisdiction of                     (IRS Employer
Incorporation or Organization)                    Identification No.)

          17337 Ventura Boulevard, Suite 224, Encino, California 91316
                    (Address of Principal Executive Offices)
                                   (Zip Code)
                                 (818) 784-0040
                           (Issuer's Telephone Number)


Securities to be registered under Section 12(b) of the Act:

Title of Each Class                     Name of Each Exchange on which
to be so Registered                     Each Class is to Registered
-------------------                     ----------------------------
    None                                     None



Securities to be registered under Section 12(g) of the Act:

                          Common Stock, par value $.001
                                (Title of Class)

CONTENTS



PART I.                                                                    PAGE

Item 1.   Description of Business
          Background........................................................1
          Narrative Description of Business.................................1
          Business of the Company...........................................1
          Workforce Training Overview.......................................2
          Products and Services.............................................4
          Sales.............................................................6
          Marketing.........................................................6
          Distribution......................................................8
          Competition.......................................................9
          Company History...................................................10
Item 2.   Management's Discussion and
          Plan of Operations................................................12
          Results of Operations.............................................13
          Year 200 Issue....................................................13
Item 3.   Description of Property...........................................14
Item 4.   Security Ownership of Certain Beneficial
          Owners and Management.............................................14
Item 5.   Directors, Executive Officers,
          Promoters and Control Persons.....................................15
Item 6.   Executive Compensation............................................17
Item 7.   Certain Relationships and Related Transactions....................17
Item 8.   Description of Securities.........................................17
          Common Stock......................................................17
          Transfer Agent....................................................17

PART II.

Item 1.   Market Price of and Dividends on the Registrant's
          Common Equity and Other Related Shareholder Matters...............18
Item 2.   Legal Proceedings.................................................19
Item 3.   Changes in and Disagreements with Independent
          Accountants ......................................................19
Item 4    Recent Sales of Unregistered Securities ..........................19
Item 5.   Indemnification of Certain Directors and Officers.................19

PART F/S. Financial Statements..............................................20
          DMA-Radtech, Inc..................................................22
          Advanced Knowledge, Inc...........................................27
          DMA-Radtech and Advanced Knowledge Pro Forma......................35

PART III  Exhibits

Item 1.   Exhibit Index.............................................40

Item 2.   Description of Exhibits...................................40

                           FORWARD LOOKING STATEMENTS

Advanced Knowledge, Inc. ("Advanced Knowledge," "AK" or the "Company") cautions readers that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 10-SB or that are otherwise made by or on behalf of the Company. For this purpose, any statements contained in the Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "expect," "believe," "anticipate," "intend," "could," "estimate," or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. Factors that may affect the Company's results include, but are not limited to, the Company's limited operating history, its ability to produce additional products and services, its dependence on a limited number of customers and key personnel, its possible need for additional financing, its dependence on certain industries, and competition from its competitors. The Company is also subject to other risks detailed herein or set forth from time to time in the Company's filings with the Securities and Exchange Commission.


                                     PART I

Item 1.  Description of Business

(a) Background

Advanced Knowledge, Inc. was originally incorporated under the laws of the State of Delaware on January 2, 1987 under the name "EKS RN CON INC." For a discussion of the Company's history and its recent reorganization, see "Company History."
(b) Narrative Description of Business

Business of the Company

The core business of Advanced Knowledge is the development, production, and distribution of creatively unique management and general workforce training videos for use by corporations throughout the world.


The Company initiated its first project in January 1998 when it entered into a production agreement (the "Hathaway Agreement") with The Hathaway Group for the production of a series of six corporate training videos based on either classic Hollywood motion pictures or historical world events. The Hathaway Group is an award-winning, leading supplier of corporate training videos for such clients as IBM, Polaroid, 3M, Digital Equipment Corp., Du Pont, and ITT/Hartford Insurance, and various divisions of Citicorp. Among the many videos produced by the Hathaway Group is the best selling and critically acclaimed training video entitled, "Workteams and The Wizard Of Oz."

Under the terms of the Hathaway Agreement, the Company will finance fifty percent of the production cost of the six videos, and will provide a royalty to The Hathaway Group based on a specified percentage of revenues derived from their sale. Production was completed in April 1998 on the first video in the Series entitled, "12 Angry Men: Teams That Don't Quit." The video, based on the classic film starring Henry Fonda, utilizes 12 minutes of clips from the film, licensed under an agreement with MGM/UA, and features Dr. Margaret J. Wheatley as the on-camera personality. Dr. Wheatley, formerly an Associate Professor of Management at the Marriott School of Management, Brigham Young University, is a respected author whose work includes the best selling "Leadership and the New Sciences." Dr. Wheatley also serves as a management consultant to major corporations.



In conjunction with The Hathaway Group, the Company has completed production of and is distributing the second training video in the series entitled, "The Cuban Missile Crises: A Case Study in Decision Making and its Consequences." This new video is based on the decision making process of President Kennedy and his Cabinet during the Cuban missile crisis.


In addition to the Hathaway Agreement with The Hathaway Group, the Company recently entered into an agreement (the "AIMS Agreement") with AIMS Multimedia ("AIMS"), a recognized leader in the production and distribution of educational and training films. Under the terms of the AIMS Agreement, the Company has acquired the non-exclusive distribution rights to their Business and Industry library. The film library contains more than 200 titles, many of which have won awards. The programs cover a broad spectrum of topics, ranging from management training and development to safety in the workplace. The Company will pay AIMS a 45% royalty on all revenues derived from the sale of titles in the Business and Industry library.

Workforce Training Industry Overview

     General

According to a report published in the October 1998 issue of the most respected industry publication, Lakewood Publication's Training Magazine:

58.6 billion dollars was budgeted for formal training in 1997 by U.S. organizations with 100 or more employees.

56.6 million people received some formal training in 1997 from employers employing 100 or more people.

70 percent of U.S. organizations employing 100 or more employees offered some training to their employees in 1997.

During the past several years, large and small corporations throughout the world have sought to remain competitive and to prosper in today's information age and knowledge-orientated economy by allocating an increasing amount of resources to the training of their employees. No longer is workplace training restricted to senior managers. Among other categories of employees who now receive training paid for by their employers, are middle managers, salespeople, first line supervisors, production workers, administrative employees, customer service representatives, and information technology personnel.

"Soft-Skill" training and Information Technology ("IT") training represent the industry's two major, distinct sources of revenue. Soft-Skill training includes: management skills/development, supervisory skills, communication skills, new methods and procedures, customer relations/services, clerical/secretarial skills,


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


personal growth, employee/labor relations, and sales. Information Technology training includes client/server systems, internet/intranet technologies, computer networks, operating systems, databases, programming languages, graphical user interfaces, object-oriented technology and IT management.

     The Soft Skill Training Market

As reported in Lakewood Publication's October 1998 Training Magazine, Soft Skill training represents 71 percent of the $58.6 billion spent by U.S. companies in the training of their employees. Management believes that the Soft-Skill training market is rapidly expanding mainly as a result of realization by organizations throughout the world that in order to keep competitive and manage for success, a continuous investment in the training of its employees is required. Demand for quality training products and services is not only stemming from organizations, but from millions of workers who are seeking advanced training to keep up with the job skills required by today's more competitive global economy.

As further reported by Training Magazine, there were over forty different specific Soft-Skill training subjects utilized by organizations in 1997 to increase employee productivity. The top ten subjects were: new employee orientation, performance appraisals, personal computer use, team-building, leadership, sexual harassment, hiring/selection process, train-the-trainer, new equipment operation, and safety.

Although many organizations continue to maintain in-house training departments, more and more of the Soft-Skill training function is being filled by outside suppliers and contractors. Training Magazine reported in its October 1998 issue that since 1995 expenditures for outside training products and services have increased 32 percent. The trend for organizations to increasingly outsource the training function is expected to continue as a result of the broad range of subjects that must be part of an effective employee training program and the cost of developing and maintaining internal training courses in the rapidly changing workplace.

     The Information Technology Market

Representing approximately 30 percent of the total dollars spent on training, the market for Information Technology training is driven by technological change. As the rate of this change accelerates, organizations find themselves increasingly hampered in their ability to take advantage of the latest information technologies because their IT professionals lack up-to-date knowledge and skills. Industry experts believe that the increasing demand for training IT professionals is a result of several key factors including: (i) the proliferation of computers and networks throughout all levels of organizations;
(ii) the shift from mainframe systems to new client/server technologies; (iii) the continuous introduction and evolution of new client/server hardware and software technologies; (iv) the proliferation of internet and intranet applications; and (v) corporate downsizing, resulting in increased training requirements for employees who must perform new job functions or multiple job tasks that require knowledge of varied software applications and technologies. Furthermore, since many businesses use hardware and software products provided by a variety of vendors, their IT professionals require training on an increasing number of products and technologies which apply across vendors, platforms and operating systems.

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

While approximately 55 percent of the training for IT professionals continues to be provided by internal training departments, many organizations are expanding their use of external training providers due to corporate downsizing, the lack of internal trainers experienced in the latest technologies, and as in the Soft-Skill sector, the cost of developing and maintaining internal training courses in rapidly evolving technologies.

Products and Services


Currently, and for at least the next twelve months, the Company anticipates devoting its limited resources to the development, production and distribution of workforce training videos. If the Company is successful in its efforts to raise substantial additional capital, management will seek to develop, produce and distribute other training products and services, such as publications, audio cassettes and training packages. However, if the Company is not successful in its efforts to raise substantial additional capital, the Company will be unable to pursue the development, production and distribution of these other products and services.


     Videos


During the first year of operation, the Company intends to focus on building its video library. To that end, Advanced Knowledge entered into the production agreement with The Hathaway Group to produce a series of training videos. The Company has completed production of its first video entitled, "12 Angry Men:
Teams That Don't Quit" ("12 Angry Men"). Production was also completed on the second video in the series entitled "The Cuban Missile Crises: A Case Study in Decision Making and Its Consequences." This new video is based on the decision making process of President Kennedy, and his Cabinet during the Cuban missile crisis. Other videos scheduled for production are tentatively entitled, "Getting Things Done When No One Else Wants To, Total Quality 2001," and "Turning Elephants On a Dime: Change In Large Organizations."


Accompanying each of the videos produced by the Company is a workbook that is designed to be given to all employees participating in the training program. These workbooks are written for the Company by training professionals and serve to reinforce and enhance the lasting effectiveness of the video. In addition to the workbook, the Company plans to offer an audio cassette that gives the trainee a general orientation to the training material and serves to reinforce the video's salient points. The Company believes that the trainees will significantly benefit by being able to use the audio cassette to strengthen and review their comprehension of the information covered in the video during periods when it would be impossible to view a video, i.e. drive-time. Training videos typically have a running time of 20 to 35 minutes. The price range for training videos is between $250 to over $895 per video. The reason for the wide variance in the pricing structure is due to the inherent elements of the particular video. Among the factors determining price are quality of production, on-camera personality, source of material, sophistication of graphics, and accompanying reference materials. The market continues to demonstrate its willingness to purchase high-end videos. Therefore, the Company's strategy is to concentrate on producing high caliber videos utilizing elements and production values that will generate sales at the higher end of the price range, where profit margins are greater.

The price differential between a corporate training video and a standard consumer video is justified by the fact that an organization will purchase a video and utilize it to train hundreds of employees over many years. A successful video may generate revenues of as much as $1 million a year. There are numerous examples of this, including: "Paradigm Shift" by Charthouse Learning; "Remember Me and Abilene Paradox" by CRM Films; "More Than a Gut Feeling" by American Media; "The Guest" by Media Partners; and "Subtle Sexual


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

Harassment" by Quality Media.

     Sales


To date, the Company has released two videos, "12 Angry Men" and "The Cuban Missile Crises." 12 Angry Men was made available for sale on August 17, 1998. Through December 31, 1998 ninety-three units of this video have been sold, representing gross income of approximately $45,000.

In most cases, the sale of management training products involve direct mail solicitation, preview request fulfillment, and telemarketing. The Company begins its sales effort by identifying prospective buyers, and soliciting them through direct mail appeals that offer the recipient a free preview. In addition the Company markets and distributes it work force training videos via its web site, "Advanced Knowledge.com."


Preview request fulfillment represents a major part of the Company's sales plan. Most professional trainers will not purchase a training video until they have previewed it in its entirety, affording them an opportunity to evaluate the video's applicability to their specific objective and to judge its effectiveness as a training tool. When requests are received, a preview copy is immediately sent to the prospective buyer. To enhance sales potential, the Company plans to send preview copies in the form of video catalogues. Each video catalogue will include several titles in the same general subject area, as the prospect may be interested in acquiring other videos that deal with similar issues. The Company anticipates that within a short period of time following the shipment of the preview copy, a telemarketing representative will call the prospective buyer to get their comments and to ascertain their level of interest. As a result of having to send preview copies to potential customers, the sales cycle may take as little as a week or as long as several months. Marketing

Understanding that the principal competitive factors in the training industry are quality, effectiveness, client service, and price, Advanced Knowledge has developed a marketing campaign that emphasizes the Company's commitment to these key points, and in addition, serves to establish a positive image and brand value for the Company's products. Advanced Knowledge utilizes the following marketing methods to reach and motivate buyers of training products and services.

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

     Branding

The reason Advanced Knowledge has made brand development a key strategy of its business plan is that a brand is the intentional declaration of "who we are," "what we believe" and "why you should put your faith in our products and services." Above all, corporate branding is a promise a company can keep to its customers, the trade and its own employees.

To be effective, a corporate brand should be understood by key audiences: customers, vendors, analysts, the media, employees and all other groups that determine the viability of a business. The Company believes that Advanced Knowledge's corporate brand will grow to be our most valuable business asset. Familiarity leads to favorability. People who know the Company are likely to feel more positive toward it than a lesser-known company.

In order to build brand name recognition, management will strive to ensure that all corporate, brand, and trade advertising carrying the corporate name and other company-wide communications have a demonstrably positive impact on familiarity and favorability. In addition, the Company anticipates strengthening its brand identity by expanding the scope of its products and services through partnerships with highly regarded training institutions and professional associations.

     Direct Mail

The most cost efficient way of generating sales for the Company is through the direct mailing of product catalogues to the purchaser of training products and materials at organizations having 100 or more employees. This is the Company's prime target. According to Dun & Bradstreet, there are over 135,000 organizations in the United States with at least 100 or more people. Management believes that nearly all of these organizations have some sort of formal training structure.

To reach the target buyer, the Company utilizes mailing lists purchased from, among others, the industry's most prestigious trade association, the American Society of Training and Development. Other sources of mailing lists include various trade associations and companies that sell mailing lists, such as Hugo Dunhill Mailing Lists, Inc.

In addition to being cost effective, direct mail represents the most accurate way of measuring sales and marketing efforts. Each response received by the Company is tracked through a database for the purpose of determining the highest "pulling" list and to measure the effectiveness of a specific marketing campaign. In addition, by evaluating response rates, management is also in a position to determine what level of direct mail is needed to reach sales goals, and to alter its product line in accordance with marketplace feedback. Management's intention is to incorporate state-of-the-art design in the production of Advanced Knowledge's catalogues that will not only serve to


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

generate sales for specific products, but will also help in building the Company's brand value. This will be accomplished by highlighting the quality and effectiveness of its product line through the showcasing of customer endorsements. Management believes that brand values have a strong tangible effect on the results of any direct mail effort, and therefore will utilize all of its marketing materials to enhance the Company's image as a reliable and competitive provider of quality training products and services. Telemarketing


The Company anticipates launching its telemarketing efforts by the end of the second quarter of 1999. The Company intends to manage its telemarketing efforts by utilizing trained telephone representatives who will primarily focus on following-up leads that have been generated through direct mail solicitation. The Company's telemarketers will be provided with information on a customer's buying history and past needs, which will be entered into the Company's proprietary database.


Realizing that the buyers of training products and services are highly educated executives who have multiple pressures and needs, the telemarketers that will be employed by the Company will be trained in high-level, sophisticated selling skills. Using a step-by-step telemarketing process, developed by Advanced Knowledge's management, the representative will attempt to establish a consultive relationship with potential customers. He or she then will be able to use that relationship in conjunction with information provided by the Company's database to help generate additional sales or preview requests. Distribution



Competition

Both the Soft-Skills and Information Technology sectors of the training market are highly fragmented, with low barriers to entry and no single competitor accounting for a dominant market share. The Company's competitors are primarily the internal training departments of companies, and independent education and training companies. Ranging in size, the independent training companies include publishers of texts, training manuals, newsletters, as well as providers of videos, software packages, training programs, and seminars. Many of these companies have greater financial and managerial resources than the Company.



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

     Internal Training Departments

Internal training departments generally provide companies with the most control over the method and content of training, enabling them to tailor the training to their specific needs. However, the Company believes that industry trends toward downsizing and outsourcing continue to reduce the size of internal training departments and increase the percentage of training delivered by external providers. Because internal trainers find it increasingly difficult to keep pace with new training concepts and technologies, and lack the capacity to meet demand, organizations increasingly supplement their internal training resources with externally supplied training in order to meet their requirements. Independent Training Providers

Independent training providers are the main beneficiaries of the organizational outsourcing trend. As a result of the increased demand for external training products and services, many large corporations have entered the field by establishing corporate training divisions. Among the larger competitors are:
Times Mirror Corporation, Sylvan Learning Systems, Inc, Berkshire Hathaway, and Harcourt General. Additional competitors currently producing training products include: Blanchard Training & Development, CareerTrack, American Media, Pfeiffer & Company, CRM Films, and AIMS Multimedia.

In all cases the companies listed above have established credibility within the training industry, and compared to the Company, have substantially greater financial resources.

Company History

     Pre-Reorganization

The Company was incorporated under the laws of the State of Delaware on January 2, 1987 under the name of EKS RN CON Inc., as a wholly owned subsidiary of Electro-Kinetic Systems Inc., a Pennsylvania corporation ("EKSI"). In March of 1987 the Corporation's name was changed to EKS RADTECH, INC. In 1990 EKSI acquired a 72% interest in Douglas Martin & Associates, and changed the name of its subsidiary to DMA-Radtech ("DMAR"). In 1992 EKSI acquired the remaining minority interest in Douglas Martin Associates for 140,000 shares of its common stock. On July 22, 1998 DMAR's Board of Directors declared a stock split of 300:1.

From its inception through March 1995, DMAR operated as a producer and distributor of radon testing devices. In addition, DMAR served as a consultant and maintained a testing facility for matters relating to radon. In March of 1995, DMAR ceased its operations, and sold its radon testing facility, following the bankruptcy of its major distributor.

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

Upon suspending its operations in 1995, EKSI's management aggressively commenced a search for other business opportunities for its subsidiary. In December of 1997, EKSI entered into negotiations for DMAR to acquire all the outstanding shares and assets of Advanced Knowledge, Inc., a privately held Delaware Corporation ("AKIP").

     Reorganization


On August 26, 1998 (the "Closing Date"), pursuant to a Plan of Merger and Reorganization Agreement, dated as of June 30, 1998, between EKSI and AKIP (the "Reorganization Agreement") DMAR acquired all the outstanding shares and assets of AKIP in exchange for 2,700,000 shares of DMAR's common stock ("the Reorganization"). The transaction has been accounted for under the purchase method of accounting. Concurrent with the Closing, DMAR's shareholders voted to change the name of the corporation to Advanced Knowledge, Inc. The assets as of June 30, 1998 acquired from AKIP in the transaction include: workforce training video inventory of $29,000, cash of $2,000 and other assets of $6,000, for a total of approximately $37,000. In addition, pursuant to the Reorganization, liabilities of $35,000 were assumed by the Company. These liabilities represent loans payable to the Company's President and CEO, and principal shareholder. In addition, pursuant to the Reorganization Agreement, AKIP paid $25,000 to EKSI for certain proprietary know-how and work products, and EKSI contributed to capital all the liabilities of DMAR, totaling $311,000, relating to its business prior to the Closing Date.


The Reorganization Agreement provides for EKSI to indemnify the Company for any liabilities resulting out of or relating to the operations of its business prior to the Closing Date, and for the Company to indemnify EKSI for any liabilities resulting out of or relating to the operations of AKIP's business prior to the Closing Date.

     Divestiture

Pursuant to the Reorganization Agreement, and following all applicable regulatory approval, the common stock, par value $.001, of Advanced Knowledge (the "Advanced Knowledge Stock") owned by EKSI will be distributed to the stockholders of record of EKSI (the "EKSI Stockholders") as of October 1, 1998 (the "Record Date") (the "Divestiture").


A principal purpose of the Divestiture is to position the separate entities so that they will be able to pursue the strategies best suited to their individual markets, goals and needs. In addition, Advanced Knowledge may become an independent, publicly-traded company by means of the Divestiture, and the Divestiture will enable the Company to attempt to raise capital for its own activities. Upon completion of the Divestiture, the Company may attempt to raise funds through private placements of restricted stock. In addition, the Company may consider a public offering of its common stock, although there are no such plans currently.


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

EKSI will distribute to the EKSI Stockholders, one (1) share of Advanced Knowledge Stock for each one hundred (100) shares of EKSI's Common Stock held by each EKSI Stockholder on the Record Date (the "Divestiture Record Date"). No certificates or scrip representing fractional shares of Advanced Knowledge Stock will be issued to the EKSI Stockholders. In lieu of receiving fractional shares, each EKSI Stockholder that would otherwise be entitled to receive a fractional share of Advanced Knowledge Stock will receive one whole share if the fraction is equal to or greater than one-half. If such fraction is less than one-half, the fractional shares shall be canceled. Any shares of Advanced Knowledge Stock held by EKSI which are not distributed shall be canceled.

EKSI Stockholders receiving shares of Advanced Knowledge Stock will not be required to pay any cash or consideration for the shares of Advanced Knowledge Stock received in the Divestiture or to surrender or exchange any shares of capital stock of EKSI ("EKSI Shares") in order to receive shares of Advanced Knowledge Stock. The Divestiture will not affect the number of outstanding EKSI Shares.

     Listing and Trading of Advanced Knowledge Stock

There currently is no public market for Advanced Knowledge Stock. A "when-issued" trading market may develop prior to the Divestiture Date and continue until the certificates have been mailed by the Divestiture Agent. The term "when-issued" means that shares can be traded prior to the time certificates actually are available or issued. Prices at which Advanced Knowledge Stock may trade cannot be predicted. Until Advanced Knowledge Stock is fully distributed and an orderly market develops, the prices at which such Stock trades may fluctuate significantly. The prices at which Advanced Knowledge Stock trades will be determined by the marketplace and may be influenced by a number of factors, including, among others, the depth and liquidity of the market for Advanced Knowledge Stock, investor perceptions of Advanced Knowledge, Advanced Knowledge's dividend policy and general economic and market conditions. Following the effectiveness of this Registration Statement, Advanced Knowledge will be required to file annual, quarterly and other reports under the Exchange Act (which will include audited financial statements, as required) and comply with the SEC's proxy rules thereunder. Assuming it can fulfill and complete any prerequisites, Advanced Knowledge intends to apply to the NASD to have its stock listed on the Electronic Bulletin Board under the symbol "ADKI". However, no assurance can be given that Advanced Knowledge Stock will ever meet the requirements for inclusion on the Electronic Bulletin Board. Based on the number of EKSI Stockholders as of the Divestiture Record Date, Advanced Knowledge initially will have approximately 963 holders of record of its Common Stock.

Subject to the foregoing, shares of Advanced Knowledge Stock distributed to the EKSI Stockholders in the Divestiture will be freely transferable, except for shares received by persons who may be deemed to be "affiliates" of Advanced Knowledge under the 1933 Securities Act, as amended (the "Securities Act"). Persons who may be deemed to be affiliates of Advanced Knowledge after the Divestiture generally include individuals or entities that control, are controlled by, or are under common control with, Advanced Knowledge and may include certain officers and directors of Advanced Knowledge as well as principal stockholders of Advanced Knowledge. Persons who are affiliates of

Advanced Knowledge will be permitted to sell their shares of Advanced Knowledge Stock only pursuant to an effective registration statement under the Securities Act or an exemption from registration thereunder, such as the exemption afforded by Section 4(1) of the Securities Act and Rule 144 thereunder.

Pursuant to the Reorganization Agreement, Advanced Knowledge paid $25,000 to EKSI to cover the cost of printing, legal, accounting, Divestiture Agent and other fees and expenses incurred in connection with the transaction.

Item 2. Management's Discussion and Analysis or Plan of Operation Plan of Operation


The Company will continue to devote its resources to marketing its workforce training video and related training materials; at this time these efforts are focused on three titles, "Twelve Angry Men: Teams That Don't Quit," "The Cuban Missile Crises: A Case Study in Decision Making And Its Consequences," and "What It Really Takes To Be A World Class Company." The Company anticipates devoting some of its resources on the production of additional training videos. Marketing expenses and production costs over the next year are estimated to approximate $500,000. Management expects that cash from sales of its videos and training materials, funds available under an agreement with its President and majority shareholder, and funds from the sale of equity should satisfy its cash requirements over the next year. See "Item 7. Certain Relationships and Related Transactions." However, there can be no assurance that its President will continue to supply funds pursuant to such agreement or that the Company will be successful in raising capital through the sale of equity. If its President does not continue to supply funds, or the Company is not successful in selling equity the Company will require additional funding from alternative sources. The Company may also seek loan financing to fund its operations, or to make acquisitions or to acquire ownership of or distribution rights in additional workforce training videos or materials. There can be no assurance that the Company will be successful in securing such loan financing. If the Company does not meet its sales expectations and additional funding is unavailable, the Company will revise its marketing and production budgets below the estimated $500,000. The Company has historically experienced significant operating losses and its auditors have indicated in their report that such losses raise substantial doubt about the Company's ability to continue as a going concern. No compensation has been recommended through March 31, 1999 nor has any been accrued. The Company is not liable for any compensation for prior services. The Company plans to increase its employees to 4 during 1999 (2 administrative, 2 sales). As of March 31, 1999, the Company has two employees.

Results of Operations


DMAR was effectively dormant during the year ended December 31, 1997, expending only $758 in order to maintain its corporate status. During the period January 1, 1998 through August 31, 1998, AKIP expended approximately
$42,000 in the production and development of its workforce training video and materials and in general and administrative expenses in establishing its corporate business. In addition, in connection with the acquisition of AKIP by DMAR, AKIP paid a total of $50,000 to EKSI (parent of DMAR) for certain proprietary know-how and work products and to cover certain administrative and professional fees associated with the transaction.


During the period September 1, 1998 through November 30, 1998, the Company had revenues of $36,618 and expended $52,620 in the marketing of its workforce training video and materials and in general and administrative expenses in establishing its corporate business. These expenses included approxiamtely $25,000 for legal and accounting fees.


The Company has an agreement with its President and majority shareholder to provide, at the President's discretion, up to $300,000 at 8% interest. Repayment is to be made when funds are available with the balance of principal and interest due December 31, 2001. The Company has borrowed $110,212 through November 30, 1998. See "Item 7. Certain Relationships and Related Transactions." The Company has no material commitments for capital expenditures nor does it foresee the need for such expenditures over the next year. In connection with the production of its video and training materials, the Company has an agreement with the co-producer of the videos, 12 Angry Men and The Cuban Missile Crisis, to pay a royalty based on a specified formula, which has averaged approximately 35% of gross sales.



Year 2000 Issue

The Company's business does not currently utilize any electronic processing systems and therefore is not directly at risk for having systems that will not recognize the Year 2000 ("Y2K") or treat any date after December 31, 1999 as a date during the twentieth century. However, no assurances can be given that the Company will be able to avoid all Y2K problems, especially those that might originate with third parties with whom the Company transacts business, such as financial institutions, and the Company has not undertaken any investigation to determine the Y2K readiness of such parties. If the Company, or any third party with whom the Company does business were to have a Y2K problem, the business of the Company could be disrupted and the Company's financial condition and results of operations could be materially adversely affected.

Item 3.  Description of Property

During part of 1998, AKIP occupied leased office space at no cost. Since September 1998, the Company has leased office space from an unaffiliated third-party under a three year lease, for $1,605 per month, located at 17337
Ventura Boulevard, Suite 224, Encino, CA 91316. The Company anticipates that this space, consisting of approximately 1,100 square feet, will be adequate for its operations through the end of fiscal 1999. Such lease terminates February 28, 2000.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information concerning the beneficial ownership of Advanced Knowledge's outstanding Common Stock as of August 31, 1998, by each person known by Advanced Knowledge to own beneficially more than 5% of the outstanding Common Stock, by each of Advanced Knowledge's directors and by all directors and officers of Advanced Knowledge as a group. The table assumes the completion of the Divestiture and is based upon a distribution of 300,000 shares in the Divestiture. The actual number of shares of Advanced Knowledge Stock distributed could be greater due to rounding of fractional shares. Unless otherwise indicated below, to the knowledge of Advanced Knowledge all persons listed below have sole voting and investment power with respect to their shares of Common Stock except to the extent that authority is shared by spouses under applicable law.

Name and Address              Number of Shares          Percentage of Class

Buddy Young and
Rebecca Young as Trustees
of the Young Family Trust
17337 Ventura Blvd.,
Suite 224, Encino,
California 91316                1,950,000                      65%


Mr. Steve Albright
22508 Peale Drive
Calabasas, CA 91302                10,000                      0.34%


Mr. Dennis Spiegelman
13614 Addison Street
Sherman Oaks, CA 91423            10,000                      0.34%

Howard Young
17337 Ventura Blvd.
Suite 224
Encino, California 91316         250,000                      8.34%

All Officers and Directors
as a Group (4 persons)         2,220,000                     74.00%

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

The following table sets forth the Directors and Officers of the Company:

Name                         Age          Position

Buddy Young                  63           President, Chief Executive Officer,
                                          Chief Financial Officer, and Director

L. Stephen Albright          45           Secretary, and Director

Dennis Spiegelman            52           Director

Howard Young                 40           Vice President



Buddy Young has served as President, Chief Executive Officer, Chief Financial Officer and a Director of the Company since August 26, 1998. Immediately prior thereto, Mr. Young served as President of AKIP, the privately held company he founded in 1997. During Mr. Young's career he has served in various executive capacities in the entertainment industry. From 1992 until July 1996, Mr. Young served as President and Chief Executive Officer of Bexy Communications, Inc. ("Bexy"), a publicly held company whose stock traded on the over-the-counter Bulletin Board system. Bexy's core business was the production, financing and distribution of television programming. During his tenure at Bexy, Bexy produced and distributed a number of television programs including a two-hour special "Heartstoppers . . . Horror at the Movies," hosted by George Hamilton, and a 26 episode half-hour television series entitled, "Feelin' Great," hosted by Dynasty's John James. From June 1983 until December 1991, Mr. Young was President, Chief Executive Officer and a Director of Color Systems Technology, Inc., a publicly held company whose stock traded on The American Stock Exchange. Color Systems' major line of business is the use of its patented computer process for the conversion of black and white motion pictures to color. Prior to joining Color Systems, Mr. Young served from 1965 to 1975 as Director of West Coast Advertising and Publicity for United Artists Corporation, from 1975 to 1976 as Director of Worldwide Advertising and Publicity for Columbia Pictures Corp., from 1976 to 1979 as Vice President of Worldwide Advertising and Publicity for MCA/Universal Pictures, Inc., and from 1981 to 1982 as a principal in the motion picture consulting firm of Powell & Young, which represented some of the industry's leading film makers. In addition to his duties at the Company, Mr. Young currently serves as an officer and director of MGPX Ventures, Inc., a publicly held company whose stock trades on the over-the-counter Bulletin Board system. For the past twenty-five years Mr. Young has been an active member of The Academy of Motion Picture Arts and Sciences, and has served on a number of industry-wide committees. Mr. Young devotes 90% of his time to the Company's business. The remaining ten percent (10%) of his time is allocated to MGPX Ventures, Inc.

L. Stephen Albright has served as a Director of the Company since September 15, 1998. Mr. Albright received his undergraduate degree in Business Administration, and Marketing, from West Virginia University in 1975. Following careers in sales and new home construction, Mr. Albright entered Whittier College School of Law in 1980. Mr. Albright was admitted to practice law in the State of California in 1983. Mr. Albright spent approximately half of his legal career in private practice where he has been primarily engaged in transactional work, business litigation, and providing general legal business advice to clients. Mr. Albright also spent seven years as in-house-counsel, Vice President, General Counsel and Secretary to CST Entertainment Imaging, Inc., a publicly-held company. While with CST, Mr. Albright was responsible for all aspects of the company's annual shareholder's meetings, preparation and filing of the company's proxy materials; 10-K's and 10-Q's, as well as drafting and negotiating lease agreements, distribution and licensing agreements and debt and equity funding arrangements. Dennis Spiegelman has served as a Director of the Company since September 15, 1998. Mr. Spiegelman is an experienced sales and marketing executive with a successful track record in many aspects of the entertainment industry. He is currently Senior vice President, Sales and Marketing at Axium entertainment, a company specializing in providing payroll services to the entertainment industry. Prior to joining Axium, he held similar positions with AP Services, Inc., and IDC Entertainment Services. During his career of more than 25 years, Mr. Spiegelman has held various other senior positions including Director of Operations at Heritage Entertainment, and President and member of the Board of Directors of All American Group, Inc. While at these companies Mr. Spiegelman was mainly responsible for the sale of feature films to foreign theatrical, video, and television markets. In addition, Mr. Spiegelman has served as
Executive Producer of the theatrical motion picture entitled, "Nobody's Perfect," and is a past president of Financial, Administrative, and Management Executives in Entertainment, a 50 year old networking organization for entertainment industry executives.


Howard Young has served as a Vice President of the Company since September 14, 1998. Prior thereto, Mr. Young served as the Director of Marketing for AKIP. Mr. Young started his business career at Columbia Pictures in 1983 as a motion picture sales trainee. Shortly thereafter he was promoted to salesman, and was responsible for sales and exhibitor relations in the Seattle- Portland territory. In 1985 Mr. Young joined one of Hollywood's leading advertising agencies, JP Advertising. While there he served in a number of positions relating to the marketing of motion pictures. In 1992 he was named a Senior Vice President of the agency, and was responsible for supervising client accounts. Among others, the agency's accounts included: The Walt Disney Company, 20th Century Fox, Columbia Pictures, and Paramount Pictures. Along with his client responsibilities Mr. Young supervised the administrative operations of the agency. During his tenure at JP Advertising, Mr. Young worked on the marketing campaigns of such films as Titanic, Speed, 101 Dalmatians, Men in Black, and True Lies. A graduate of Redlands University, Mr. Young joined AKIP in June of this year. In addition to his responsibilities at the Company, he serves as a consultant to a number of companies in the marketing of their products and service, and is active as a graduate assistant in the Dale Carnegie Course
Program. Mr. Young is the son of the Company's President and principle shareholder. Mr. Young devotes his full time to the Company's business.

Directors are elected in accordance with the Company's bylaws to serve until the
next  annual   shareholders   meeting.   The  Company  does  not  currently  pay
compensation to directors for services in that capacity.

Item 6.  Executive Compensation.


As a result of the Company's current limited available cash, no Officer received compensation through the period ending August 31, 1998. The Company will pay salaries when cash flow permits. The Company has no employment agreements with any of its employees. The Company does not maintain life insurance policies for any of its officers or employees.


Item 7.  Certain Relationships and Related Transactions


Through August 31, 1998 Buddy Young, an officer, director and principal shareholder of the Company, advanced funds to the Company for operating expenses and production of training videos. The advanced funds accrued interest at a rate of 8% per annum and as of such date principal and interest due to Mr. Young on account of such funds totaled $72,712. Such amount is represented by the promissory note assumed by the Company in the Reorganization, and a security interest in all the training videos produced by the Company. To date, these include 12 Angry Men: Teams That Don't Quit, and Cuban Missile Crisis: Critical Team Decision Making. The maturity date of the Promissory Note is December 31, 2001.


Item 8.  Description of Securities.

Common Stock

The Company's certificate of incorporation has been amended to provide for the authorization of 25,000,000 shares of common stock, $ .001 par value per share. As of August 31, 1998, 3,000,000 shares of Advanced Knowledge were outstanding. The holders of common stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders.

Transfer Agent

The Company's transfer agent is U.S. Stock Transfer Company, 1745 Gardena Ave, Glendale, CA, Telephone (818) 502-1404.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.


(a) Market Information

This Registration Statement has been prepared in connection with the distribution (the "Divestiture") by EKSI to its stockholders of 300,000 shares of Common Stock, $.001 par value, of the Company owned by EKSI. Prior to the Reorganization, the Company was a wholly-owned subsidiary of EKSI. Accordingly, no public market for the Registrant's Common Stock has existed. Although the Registrant intends to apply for listing on the over-the-counter Electronic Bulletin Board system under the symbol "ADKI," no assurance can be given that the Registrant's Common Stock will be listed and traded on the Electronic Bulletin Board.

Shares of the Company's Common Stock distributed to EKSI stockholders in the Divestiture, generally, will be freely transferable, except for shares received by persons who may be deemed to be "affiliates" of the Company under the Securities Act of 1933 (the "Securities Act"). Persons who may be deemed to be affiliates of the Company after the Divestiture generally include individuals or entities that control, are controlled by, or are under common control with, the Company and may include certain officers and directors of the Company as well as principal stockholders of the Company. Persons who are affiliates of the Company will be permitted to sell their shares of the Company Common Stock only pursuant to an effective registration statement under the Securities Act or an exemption from registration thereunder, such as the exemption afforded by Section 4(1) of the Securities Act and Rule 144 thereunder. As of August 31, 1998 all the 3,000,000 outstanding shares of Common Stock are subject to restrictions on transferability pursuant to Rule 144.

(b)  Holders

Based on the stockholders of record of EKSI, as of the Divestiture Record Date, the Company initially will have approximately 963 holders of record of its Common Stock as of the Divestiture Date.

(c)  Dividends

The Company had not paid cash dividends on its Common Stock and does not intend to pay cash dividends on its Common Stock in the foreseeable future.

Item 2.  Legal Proceedings.

None.

Item 3.  Changes in and Disagreements with Accountants

None.

Item 4.  Recent Sales of Unregistered Securities

Pursuant to the Merger and Reorganization Agreement, the Registrant issued 2,700,000 shares of its Common Stock to the sole shareholder of AKIP, in exchange for all the outstanding shares of AKIP.

This transaction is exempt from the registration requirement of the Securities Act of 1933, as amended, by virtue of Section 4(2) thereof covering transactions not involving any public offering.


In addition, one million shares of common stock were issued in March 1999 to five accredited investors in reliance upon Section 4(2) of the Securities Act of 1933, as amended, and Rule 504. The Company provided each such investor with a copy of the Company's Form 10-SB in lieu of a separate provide private placement memorandum, along with the Company's unaudited financial statements for the period ended December 31, 1998.

Furthermore, the Company has adopted, and its stockholders have approved, the Company's 1999 Stock Compensation Plan pursuant to which the Company may issue up to 2,000,000 shares of Common Stock.


Item 5.  Indemnification of Directors and Officers

The Company's Bylaws and the Delaware General Corporation Law provide for indemnification of directors and officers against certain liabilities. Officers and directors of the Company are indemnified generally against expenses, actually and reasonably, incurred in connection with proceedings, whether civil or criminal, provided that it is determined that they acted in good faith, were not found guilty and, in any criminal matter, had reasonable cause to believe that their conduct was not unlawful.

                                    PART F/S




                                DMA-RADTECH, INC.

                              Financial Statements
                            For the Six Months Ended
                                  June 30, 1998 and
                               For the Years Ended
                           December 31, 1997 and 1996

                                DMA-RADTECH, INC.



                                TABLE OF CONTENTS


                                                                      Page

FINANCIAL STATEMENTS - Unaudited:
Balance Sheets, June 30, 1998, December 31, 1997 and 1996 ........    23

Statements of Operations and Accumulated Deficit
   for the Six Months Ended June 30, 1998 and
   for the Years Ended December 31, 1997 and 1996 ................    24

Statements of Cash Flows
   for the Six Months Ended June 30, 1998 and
   for the Years Ended December 31, 1997 and 1996 ...............     25


Notes to Financial Statements ....................................    26



-------------------------------------------------------------------------------

DMA-RADTECH, INC.



BALANCE SHEETS - Unaudited
JUNE 30, 1998 AND DECEMBER 31, 1997 AND 1996
--------------------------------------------------------------------------------
                                    1998              1997              1996
ASSETS
EQUIPMENT HELD FOR SALE           $  -0-           $   -0-           $   9,000
                                  --------         ---------         ---------
TOTAL ASSETS                      $  -0-           $   -0-           $   9,000
                                  ========         =========         =========

LIABILITIES AND SHAREHOLDERS'
DEFICIT

CURRENT LIABILITIES:
Amounts due to parent company     $310,708         $ 310,708         $ 302,140
Accounts payable                                                        12,163
Accrued expenses                                                         4,647
                                  --------         ---------         ---------
Total current liabilities
                                  310,708            310,708           318,950
                                  --------         ---------         ---------

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' DEFICIT:
Common stock, $.001 par value,
     25,000,000 shares
     authorized, 300,000 shares
     issued and outstanding           300                300              300
Additional paid-in capital            700                700              700
Accumulated deficit              (311,708)          (311,708)        (310,950)
                                 ---------          ---------         ---------
Total shareholders' deficit      (310,708)          (310,708)         (309,950)
                                 ---------          ---------         ---------
TOTAL LIABILITIES AND
   SHAREHOLDERS' DEFICIT         $    -0-           $   -0-          $   9,000
                                 =========          =========        ==========




-------------------------------------------------------------------------------

DMA-RADTECH, INC.


STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT - Unaudited
FOR THE SIX MONTHS ENDED JUNE 30, 1998 AND FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996
--------------------------------------------------------------------------------
                                    1998             1997               1996
SELLING, GENERAL AND
    ADMINISTRATIVE EXPENSES       $ -0-           $     758         $  12,960
                                 --------         ---------         ---------
LOSS FROM OPERATIONS                -0-                (758)          (12,960)
OTHER INCOME                        -0-                                 2,119
                                 --------         ---------         ----------
NET LOSS                            -0-                (758)          (10,841)
ACCUMULATED DEFICIT,
   BEGINNING OF YEAR             (311,708)         (310,950)         (300,109)
                                 --------          ---------         ----------
ACCUMULATED DEFICIT,
   END OF YEAR                  $(311,708)        $(311,708)        $(310,950)
                                 =========         =========         ==========




--------------------------------------------------------------------------------

DMA-RADTECH, INC.


STATEMENTS OF CASH FLOWS - Unaudited
FOR THE SIX MONTHS ENDED JUNE 30, 1998 AND THE YEARS ENDED DECEMBER 31, 1997
AND 1996
--------------------------------------------------------------------------------
                                           1998       1997            1996
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                   -0-       $(758)         $(10,841)
Adjustment to reconcile net loss to net
    cash used by operating activities:
    Write-down   of  fixed  assets                                     8,000
Changes  in  operating   assets  and
liabilities:
    Accounts receivable                                                3,321
    Accounts payable and accrued expenses                             (4,188)
    Amounts due to parent company          -0-         758            (1,374)
                                          -----      -----          ---------
Net cash used by operating activities      -0-         -0-            (5,082)
                                          -----      -----          ---------
NET DECREASE IN CASH                       -0-                        (5,082)
CASH, BEGINNING OF YEAR                    -0-         -0-             5,082
CASH, END OF YEAR                        $ -0-       $ -0-          $    -0-
                                         ======      ======          ========

SUPPLEMENTAL DISCLOSURES OF
  CASH FLOW INFORMATION:
Cash paid during the year for:
  Interest                               $-0-         $-0-          $   -0-
    Income taxes                         $-0-         $-0-          $   -0-

During 1997, the Company transferred all accounts payable, accrued expenses and equipment held for sale, to its parent company. The net liabilities transferred totaled $7,810.

DMA-RADTECH, INC.


NOTES TO FINANCIAL STATEMENTS
1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business - DMA-Radtech, Inc. (the "Company") was engaged in the design of radon detection. Since 1995, the Company has experienced minimal operating activity. The Company is a wholly-owned subsidiary of Electro-Kenetic Systems, Inc. ("EKSI").


         Common Stock - In July 1998, the Board of Directors of the Company declared a 300:1 stock split. The stock split has been retroactively reflected in the 1998, 1997 and 1996 financial statements.


         Income Taxes - Income taxes are provided based on earnings reported for financial statement purposes. In accordance with FASB Statement No.
         109, the asset and liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between tax basis and financial reporting basis of assets and liabilities. Deferred income taxes consist primarily of a net operating loss carryforward of approximately $475,000 which will expire in various periods through 2012. Due to the uncertainty as to the realization of this asset, a valuation allowance has been provided on the total amount.

         Pervasiveness of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.       BUSINESS COMBINATION

         In June 1998, EKSI entered into an agreement with Advanced Knowledge, Inc. ("AKIP"), whereby the Company would acquire all of the outstanding shares of AKIP in exchange for 2,700,000 shares of its common stock. Concurrent with the agreement, the Company changed its name to Advanced Knowledge, Inc.

         In connection with the agreement, AKIP paid $25,000 to EKSI for certain proprietary technology and work-products related to the Company's core business and EKSI agreed to contribute to capital all liabilities of the Company as of the date of the agreement. Such liabilities totaled approximately $311,000. In addition, AKIP paid $25,000 to EKSI for professional fees and other expenses related to the transaction.

                            ADVANCED KNOWLEDGE, INC.



                              Financial Statements
                         For the Period September 1, 1997
                               to August 31, 1998
                        and Independent Auditors' Report

                             ADVANCED KNOWLEDGE, INC.


                                TABLE OF CONTENTS




                                                                    PAGE
INDEPENDENT AUDITORS' REPORT ......................................  29


FINANCIAL STATEMENTS:

Balance Sheet,
    August 31, 1998 ...............................................  30


Statement of Operations and Accumulated Deficit
    for the Period September 1, 1997
    to August 31, 1998 ............................................  31

Statement of Cash Flows
    for the Period September 1, 1997
    to August 31, 1998 ............................................  32


Notes to Financial Statements .....................................  33-38



--------------------------------------------------------------------------------

INDEPENDENT AUDITORS' REPORT


To the Board of Directors of
  Advanced Knowledge, Inc.:


We have audited the accompanying balance sheet of Advanced Knowledge, Inc. (the "Company") as of August 31, 1998 and the related statements of operations and accumulated deficit and of cash flows for the period September 1, 1997 to August 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.


We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at August 31, 1998, and the results of its operations and its cash flows for the period ended August 31, 1998 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered significant losses from operations that raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




                                                /s/Farber & Hass LLP

Oxnard, California
October 14, 1998

ADVANCED KNOWLEDGE, INC.


BALANCE SHEET
AUGUST 31, 1998
--------------------------------------------------------------------------------
ASSETS


CASH                                                           $  10,918
ACCOUNTS RECEIVABLE                                                6,836
VIDEO INVENTORY AND PRODUCTION COSTS                              33,285
PREPAID EXPENSES                                                   2,000
TOTAL ASSETS                                                   $  53,039
                                                                ========


LIABILITIES AND SHAREHOLDERS' DEFICIT

LIABILITIES:
Accounts payable                                              $   64,472
Note payable to shareholder                                       72,212
                                                                --------
Total liabilities                                                136,684
                                                                --------
COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' DEFICIT:
Common stock, par value - $.001, 25,000,000 shares
    authorized, 3,000,000 issued and outstanding                   3,000
Accumulated deficit                                              (86,645)
                                                                ---------
Total shareholders' deficit                                      (83,645)
                                                                ---------
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT                   $   53,039
                                                                =========

See accompanying notes to financial statements.

ADVANCED KNOWLEDGE, INC.



STATEMENT OF OPERATIONS AND ACCUMULATED DEFICIT
FOR THE PERIOD SEPTEMBER 1, 1997 TO AUGUST 31, 1998
--------------------------------------------------------------------------------


REVENUES                                                     $   6,836
COST OF SALES                                                    7,825
                                                             ---------
GROSS LOSS                                                       (989)
                                                             ---------
EXPENSES:
Advertising                                                      2,555
Research and development                                        25,000
General and administrative                                      11,569
Consulting fees                                                 10,000
Professionalfees                                                 9,994
Organization costs                                              25,738
                                                             ---------
Total expenses                                                  84,856
                                                             ---------
BEFORE INCOME TAXES                                           (85,845)
INCOME TAXES                                                      800
                                                            ---------
NET LOSS                                                      (86,645)
ACCUMULATED DEFICIT AT SEPTEMBER 1, 1997                          -0-
                                                            ----------
ACCUMULATED DEFICIT AT AUGUST 31, 1998                      $ (86,645)
                                                            ==========

BASIC LOSS PER SHARE                                        $   (.03)
                                                            ==========
COMMON SHARES OUTSTANDING                                    3,000,000
                                                            ==========
See accompanying notes to financial statements.



--------------------------------------------------------------------------------

ADVANCED KNOWLEDGE, INC.

STATEMENT OF CASH FLOWS
FOR THE PERIOD SEPTEMBER 1, 1997 TO AUGUST 31, 1998
--------------------------------------------------------------------------------


CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                                      $  (86,645)
Adjustments to reconcile net loss to
    net cash used by operating activities:
    Amortization                                                     417
    Changes in operating assets and liabilities:
    Accounts receivable                                           (6,836)
    Inventory                                                    (33,702)
    Prepaid expenses                                              (2,000)
    Accounts payable                                              64,472
                                                                ---------
Net cash used by operating activities                            (64,294)
                                                                ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
Contributed capital                                                3,000
Borrowings from shareholder                                       72,212
                                                                ---------
Net cash provided by financing activities                         75,212
                                                                ---------
NET INCREASE IN CASH                                              10,918
CASH, BEGINNING OF PERIOD                                            -0-
CASH, END OF PERIOD                                           $   10,918
                                                                =========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest                                        $      -0-
Cash paid for income taxes                                    $      800


Effective June 30, 1998, DMA-Radtech, Inc. issued 2,700,000 shares of its common stock in exchange for all outstanding shares of Advanced Knowledge, Inc.

See accompanying notes to financial statements.


--------------------------------------------------------------------------------

ADVANCED KNOWLEDGE, INC.


NOTES TO FINANCIAL STATEMENTS

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          General Information -At a special meeting held on June 30, 1998, the shareholders of DMA-Radtech, Inc. ("DMA"), a wholly-owned subsidiary of Electro-Kinetic Systems, Inc. ("EKSI"), approved a plan of merger and reorganization, as set forth in an Agreement and Plan of Merger and Reorganization dated as of June 30, 1998, with Advanced Knowledge, Inc. ("AKIP"). DMA issued 2,700,000 shares of its common stock in exchange for all outstanding shares of AKIP. Concurrent with the agreement, DMA changed its name to Advanced Knowledge, Inc. ("AK" or the "Company"). AK, a Delaware corporation, was incorporated under the laws of the State of Delaware in January 1987. The merger was accounted for using the "revserse purchase" method of accounting, pursuant to which AKIP was treated as the acquiring entity for accounting purposes. The assets, liabilities and shareholders deficit of AKIP were recorded at their historical values. DMA had no assets or liabilities.

          DMA operated as a producer and distributor of radon testing devices. In addition, DMA maintained a testing facility for matters relating to radon. DMA ceased operations in 1995.

          The following unaudited data was prepared for analytical purposes only. Pro-forma operating results give effect as if the acquisition occurred September 1, 1996.

                                            1998                  1997
                                          ---------             --------
          NET SALES                       $  6,836              $    -0-
          OPERATING EXPENSES              $ 43,484              $ 50,758
          NET LOSS                        $(36,648)             $(50,758)
          BASIC LOSS PER SHARE            $   (.01)             $   (.02)



          The Company has changed its fiscal year-end from December 31 to August
          31. The audited financial statements for the period September 1, 1997 through August 31, 1998 reflect primarily the operations of the predecessor company (AKIP) since DMA was effectively dormant during the period January 1 through June 30, 1998.



          In connection with the agreement, AKIP paid $25,000 to EKSI for certain proprietary technology and work-products related to the Company's core business and EKSI agreed to contribute to capital all liabilities of the Company as of the date of the agreement. Such liabilities totaled approximately $311,000. Based on the forecasted cash requirement to complete and market the radon detection equipment, management has elected not to pursue the technology acquired in the transaction and thus, the amount has been expensed as Research and Development costs. In addition, AKIP agreed to pay a maximum of $25,000 to EKSI for its costs incurred in connection with review of the Form 10-SB and Agreement and Plan of Merger, issuance of stock and preparation and review of its financial statements. The amount paid by AKIP has been expensed and is included in Organization Costs in the Statement of Operations.

          The current core business of the Company is the production and marketing of business training videos.

          Going Concern - The Company experienced significant operating losses for the period ended August 31, 1998. The financial statements have been prepared assuming the Company will continue to operate as a going concern which contemplates the realization of assets and the settlement of liabilities in the normal course of business. No adjustment has been made to the recorded amount of assets or the recorded amount or classification of liabilities which would be required if the Company were unable to continue its operations. As discussed in Note 4, management has developed an operating plan which they believe will generate sufficient cash to meet its obligations in the normal course of business. In addition, the Company has an agreement with its President and majority shareholder which provides for borrowings up to $300,000 (see Note 2).

         Unclassified Balance Sheet - In accordance with the provisions of SFAS No. 53, the Company has elected to present an unclassified balance sheet.

         Video Inventory - Video inventory consists of video tapes, demos, training manuals and film production costs. Inventory is stated at the lower of cost or estimated net realizable value and is amortized in the ratio of the current year's gross revenues to management's estimate of remaining gross revenues. Accumulated amortization at August 31, 1998 totaled $417.

         Video inventory and production costs consist of the following:

          Production costs:
             Twelve Angry Men                     $  26,000
             Cuban Missile Crisis                 $   7,162
          Video inventory                         $     540
                                                  ----------
          Total inventory                         $  33,702
          Less accumulated amortization                (417)
                                                  ----------
          Inventory, net                          $ 33, 285


         Pervasiveness of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


         Income Taxes - The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Income taxes are provided based on earnings reported for financial statement purposes. Deferred taxes are provided on the temporary differences between income for financial statement and tax purposes.
         At August 31, 1998, the Company has available net operating loss carryovers of approximately $86,000 that will expire in various periods through 2013. The Company has established a valuation allowance for the full tax benefit of the operating loss carryovers due to the uncertainty regarding realization of the asset.

         Fair Value of Financial Instruments - The carrying value of all financial instruments potentially subject to valuation risk (principally consisting of accounts receivable, accounts payable and note payable) approximates fair value due to the short term maturities of such instruments.


         Loss Per Share - The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share" that established standards for the computation, presentation and disclosure of earnings per share ("EPS"), replacing the presentation of Primary EPS with a presentation of Basic EPS. It also requires dual presentation of Basic EPS and Diluted EPS on the face of the income statement for entities with complex capital structures. In accordance with Staff Accounting Bulletin Topic 4, basic EPS is based on the number of common shares outstanding as if such shares were outstanding at the beginning of the period, which totaled 3,000,000. The Company did not present Diluted EPS since it has a simple capital structure.


          New Accounting Pronouncements - SFAS No. 130, "Reporting Comprehensive Income", establishes standards for reporting and displaying comprehensive income and its components in financial statements. For the period ended August 31, 1998, SFAS No. 130 was not considered applicable to the Company's operations. The Company does not expect its impact on the financial statements to be significant in 1999. 2. NOTE PAYABLE TO SHAREHOLDER


         The Company entered into an agreement with its President and majority shareholder to borrow to $300,000 (at the discretion of the President) with interest at 8.0%. Repayment shall be made when funds are available and the balance of principal and accrued interest is due December 31, 2001.


3.       COMMITMENTS AND CONTINGENCIES

         The Company has agreements with companies to pay a royalty on sales of certain videos. The royalty is based on a specified formula which averages to approximately 35% of gross sales.

4.       MANAGEMENT PLANS


          During the  period  ended  August  31,  1998,  the  Company  commenced marketing and sales of its new training videos. Management is considering various options related thereto, including, but not limited to, merging with another company and obtaining additional equity and financing sources. While exploratory discussions have been held with various companies concerning the possibility of an acquisition or merger, at this time there are no proposals, agreements or understandings for the acquisition of, or merger with, any company. However, the Company intends to continue to explore opportunities for an acquisition or merger that the Company believes will increase shareholder value.


--------------------------------------------------------------------------------

DMA-RADTECH, INC. AND ADVANCED KNOWLEDGE, INC.

PRO FORMA FINANCIAL INFORMATION
(UNAUDITED)



The following unaudited pro forma condensed consolidated balance sheet and the unaudited pro forma condensed consolidated statement of operations have been prepared by Advanced Knowledge, Inc. ("AKIP") management and give effect to the acquisition of certain AKIP assets and assumption of liabilities by DMA-Radtech, Inc. ("DMA") in June 1998. The pro forma information is based on the historical financial statements of AKIP and DMA giving effect to the transaction under the "reverse purchase" method of accounting and the assumptions and adjustments in the accompanying notes to the pro forma consolidated financial statements. These pro forma consolidated statements may not be indicative of the results that actually would have occurred if the combination had been in effect on the dates indicated or which may be obtained in the future. The pro forma consolidated financial statements should be read in conjunction with the historical financial statements of AKIP and DMA.




--------------------------------------------------------------------------------

DMA-RADTECH, INC. AND ADVANCED KNOWLEDGE, INC.


PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
JUNE 30, 1998 (UNAUDITED)
--------------------------------------------------------------------------------
                           Balance Sheet                    Pro Forma
                    ------------------------      ------------------------------
                      DMA            AKIP            Adjust        Consolidated
                    ---------      ---------      ------------     -------------
ASSETS
CASH                               $ 2,155                             $  2,155

INVENTORIES                         28,500                               28,500
PREPAID EXPENSES
  AND OTHER ASSETS   _________      6,500                                 6,500
                                  --------                              --------
TOTAL ASSETS           $  -0-    $ 37,155                             $  37,155
                     =========   =========                            ==========

LIABILITIES AND
  STOCKHOLDERS'
  DEFICIT

LIABILITIES:

Amounts due to officer             34,500                                34,500
Amounts due to parent
company              $ 310,708    _________       $ 310,708 b         __________
                    ---------                    -----------

Total liabilities    310,708       34,500                                34,500
                    ---------    ---------                            ----------
STOCKHOLDERS'
  DEFICIT:
Common stock           1,000        3,000        $(1,000)a,b              3,000
Accumulated deficit (311,708)       (345)        $(310,708) b             (345)
                    ---------     --------                            ----------
Total stockholders'
  deficit           (310,708)     (2,655)                               (2,655)
                    ---------     --------                            ----------
TOTAL LIABILITIES
  AND STOCKHOLDERS'
  DEFICIT           $   -0-      $ 37,155                             $  37,155
                    =========   ============                          ==========
--------------------------------------------------------------------------------

DMA-RADTECH, INC. AND ADVANCED KNOWLEDGE, INC.



PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE PERIOD SEPTEMBER 1, 1997 TO JUNE 30, 1998 (UNAUDITED)
--------------------------------------------------------------------------------
                             Statement
                           of Operations                      Pro Forma
                      -------------------------        -------------------------
                        DMA             AKIP            Adjust      Consolidated
                      ---------      ---------         ----------   ------------
SALES                  $    -0-       $  -0-                           $  -0-
                      ---------      ---------                         ---------


COST AND EXPENSES:

Selling, general and
  administrative            758           345                             1,103
                      ---------      ---------                         ---------
Total costs and
  expenses                  758           345                             1,103
                      ---------      ---------                         ---------
LOSS BEFORE INCOME
  TAXES                   (758)          (345)                           (1,103)
INCOME TAXES          _________
                                     ---------                         ---------
NET LOSS              $   (758)     $    (345)                        $  (1,103)
                      ==========    ===========                        =========

BASIC LOSS
  PER SHARE           $  N/A                                             $ N/A
                      ==========                                       =========
COMMON SHARES
  OUTSTANDING          3,000,000                                       3,000,000
                      ==========                                       =========


--------------------------------------------------------------------------------

DMA-RADTECH, INC. AND ADVANCED KNOWLEDGE, INC.


NOTES TO PRO  FORMA  CONDENSED  CONSOLIDATED  FINANCIAL  STATEMENTS  (UNAUDITED)
--------------------------------------------------------------------------------
a. The merger was accounted for using the "reverse purchase" method of accouting, pursuant to which ADvanced Knowledge, Inc ("AKIP") was treated as the acquiring entity for accounting purposes. The assets, liabilities and shareholders' deficit of AKIP were recorded at their historical values. DMA had no assets or liabilities acquired in the transaciton.

b. Reduction of amounts due to parent company (Electro-Kinetic Systems, Inc.) and increase of capital of DMA based on agreement by parent company to contribute to capital all liabilities of DMA in connection with acquisition of AKIP.


--------------------------------------------------------------------------------

                            ADVANCED KNOWLEDGE, INC.
                   Financial Statements for the Three Months
                      Ended November 30, 1998 (unaudited)

ADVANCED KNOWLEDGE, INC.



BALANCE SHEETS
                                             November 30         August 31
                                                1998               1998
                                             (Unaudited)
ASSETS

CASH                                                            $  10,918
ACCOUNTS RECEIVABLE                          $  23,519              6,836
VIDEO INVENTORY AND PRODUCTION COSTS            39,016             33,285
PREPAID EXPENSES                                 3,000              2,000
                                             ----------         ----------
TOTAL ASSETS                                 $  65,535          $  53,039
                                             ==========         ==========

LIABILITIES AND SHAREHOLDERS' DEFICIT


LIABILITIES:
Bank overdraft                               $  17,229
Accrued expenses                                53,758          $  64,472
Note payable to shareholder                    110,212             72,212
Accrued interest due to shareholder              1,454
                                             ----------         ---------
Total liabilities                              182,653            136,684
                                             ==========         =========

COMMITMENTS AND CONTINGENCIES


SHAREHOLDERS' DEFICIT:
Common stock, par value - $.001,
  25,000,000 shares authorized,
  3,000,000 issued and outstanding               3,000             3,000
Accumulated deficit                           (120,118)          (86,645)
                                             ----------         ---------
Total shareholders' deficit                   (117,118)          (83,645)
                                             ----------         ---------
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT  $  65,535         $  53,039
                                             ==========        ==========


See accompanying notes to financial statements.

ADVANCED KNOWLEDGE, INC.


STATEMENT OF OPERATIONS AND ACCUMULATED DEFICIT
FOR THE THREE MONTHS ENDING NOVEMBER 30, 1998
-------------------------------------------------------------------------------
REVENUES                                                       $  38,618
COST OF SALES                                                     18,571
                                                               -----------
GROSS PROFIT                                                      20,047
                                                               -----------
EXPENSES:
Selling and marketing                                             10,534
 General and administrative                                       15,242
Professional fees                                                 25,390
Interest expenses                                                  1,454
                                                                 --------
Total expenses                                                    52,620
                                                                 --------
LOSS BEFORE INCOME TAXES                                         (32,573)
INCOME TAXES                                                         900
                                                                 --------
NET LOSS                                                         (33,473)
ACCUMULATED DEFICIT AT SEPTEMBER 1, 1998                         (86,645)
                                                                 --------
ACCUMULATED DEFICIT AT NOVEMBER 30, 1998                       $(120,118)
                                                                =========
BASIC LOSS PER SHARE                                           $   (.01)
COMMON SHARES OUTSTANDING                                       3,000,000
                                                               ==========

See accompanying notes to financial statements.

ADVANCED KNOWLEDGE, INC.

STATEMENT OF CASH FLOWS
FOR THE THREE MONTHS ENDING NOVEMBER 30 1998
--------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                                       $(33,473)
Adjustments to reconcile net loss to
    net cash used by operating activities:
    Amortization                                                  1,255
    Changes in operating assets and liabilities:
    Accounts receivable                                         (16,683)
    Inventory                                                    (6,986)
    Prepaid expenses                                             (1,000)
    Accrued expenses                                             (9,260)
                                                               ---------
Net cash used by operating activities                           (66,147)
                                                               ---------
CASH FLOWS FROM FINANCING ACTIVITIES -
Bank overdraft                                                   17,229
Borrowings from shareholder                                      37,500
                                                               ---------
                                                                 55,229
                                                               ---------
NET DECREASE IN CASH                                            (10,918)
CASH, BEGINNING OF PERIOD                                        10,918
                                                               ---------
CASH, END OF PERIOD                                            $  -0-
                                                               =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest                                         $  -0-
Cash paid for income taxes                                     $  900



See notes to financial statements.

                            ADVANCED KNOWLEDGE, INC.


NOTES TO FINANCIAL STATEMENTS

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Basis of Presentation


          The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB and
          Item 310(b) of Regulation S-B. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three-month period ended November 30, 1998, are not necessarily indicative of the results that may be expected for the year ended August 31, 1999. For further information, refer to the financial statements and footnotes thereto included in the company's report on Form 10-SB for the year ended August 31, 1998. The balance sheet at August 31, 1998, has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. General Information - At a special meeting held on June 30, 1998, the shareholders of DMA-Radtech, Inc. ("DMA"); a wholly-owned subsidiary of Electro-Kinetic Systems, Inc. ("EKSI"), approved a plan of merger and reorganization, as set forth in an Agreement and Plan of Merger and Reorganization dated as of June 30, 1998, with Advanced Knowledge, Inc. ("AKIP"). DMA issued 2,700,000 shares of its common stock in exchange for all outstanding shares of Advanced Knowledge, Inc. Concurrent with the agreement, DMA changed its name to Advanced Knowledge, Inc. ("AK"). DMA, a Delaware corporation, was incorporated under the laws of the State of Delaware in January 1987.

          The financial statements for the three-months ended November 30, 1997 have not been included herein as the Company was effectively dormant during the period.

          The current core business of Advanced Knowledge is the production and marketing of business training videos.

          Going Concern - The Company experienced significant operating losses for the period ended August 31, 1998 and through November 30, 1998. The financial statements have been prepared assuming the Company will continue to operate as a going concern which contemplates the realization of assets and the settlement of liabilities in the normal course of business. No adjustment has been made to the recorded amount of assets or the recorded amount or classification of liabilities which would be required if the Company were unable to continue its operations. As discussed in Note 2, management has developed an operating plan which they believe will generate sufficient cash to meet its obligations in the normal course of business. In addition, the Company has an agreement with its President and majority shareholder which provides for borrowings up to $300,000.




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          Unclassified Balance Sheet - In accordance with the provisions of SFAS
          No. 53, the Company has elected to present an unclassified balance sheet.


          Video Inventory - Video inventory consists of video tapes, demos, training manuals and film production costs. Inventory is stated at the lower of cost or estimated net realizable value and is amortized in the ratio of the current year's gross revenues to management's estimate of remaining gross revenues. Accumulated amortization at November 30, 1998 totalled $1,672.

          Loss Per Share - The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share" that established standards for the computation, presentation and disclosure of earnings per share ("EPS"), replacing the presentation of Primary EPS with a presentation of Basic EPS. It also requires dual presentation of Basic EPS and Diluted EPS on the face of the income statement for entities with complex capital structures. The Company did not present Diluted EPS since it has a simple capital structure.


2.       MANAGEMENT PLANS


          During the three months ended November 30, 1998, the Company commenced shipping of its new training videos. Management expects that the forecasted higher sales and cash flow from operations will be adequate to finance the 1999 cash flow requirements. Management is considering various options related thereto, including, but not limited to, merging with another company and obtaining additional equity and financing sources. While exploratory discussions have been held with various companies concerning the possibility of an acquisition or merger, at this time there are no proposals, agreements or understandings for the acquisition of, or merger with, any company. However, the Company intends to continue to explore opportunities for an acquisition or merger that the Company believes will increase shareholder value.




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


                                    PART III

Item 1 and Item 2, Index to Exhibits and Description of Exhibits

The following exhibits required by Item 601 of Regulation S-B are filed herewith:


Sequential
Exhibit No.       Document Description                      Filed (F)
3.
        3.1.    Certificate of Incorporation                    *
        3.2.    Certificate of Amendment                        *
        3.3.    Certificate of Merger                           *
        3.4.    By-laws                                         *
10.      Material Contracts


        10.1.    Agreement and Plan of Merger and
                 Reorganization dated June 30, 1998 by
                 and between Advanced Knowledge , Inc
                 and DMA Radtech, Inc.                          *
        10.2     Production Agreement dated January 5,
                 1998 by and between Advanced Knowledge, Inc.
                 and The Hathaway Group.                        *
        10.3     Distribution Agreement dated February 1, 1998
                 By and between Advanced Knowledge, Inc. and
                 Aims Multimedia.                               *
        10.4 Security Agreement, dated August 18, 1998 between the Company and Buddy Young.
        10.5     Secured Promissory Note, dated August
                 18, 1998, given by the Company.
        10.6     Agreement dated March 24, 1999, by and
                 between the Company and Buddy Young.



23.      Consent of Experts

        23.1     Consent of Independent Certified Public        *
                 Accounts


27.     27.1     Financial Data Schedule



----------
* Previously Filed

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                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to Form 10SB to be signed on its behalf by the undersigned duly authorized.

Date:  April 12, 1999                   ADVANCED KNOWLEDGE, INC.

                                        By:     /s/Buddy Young
                                           ---------------------------
                                               Buddy Young
                                               President



In accordance with the Exchange Act, this amendment has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.


Dated April 12, 1999                          /s/ Buddy Young
                                             ----------------------------------
                                             Buddy Young, Director

Dated April 12, 1999                          /s/ L. Stephen Albright
                                             -----------------------------------
                                             L. Stephan Albright, Director


Dated April 12, 1999                          /s/ Dennis Spiegelman
                                             -----------------------------------
                                             Dennis Spiegelman, Director



                                       45
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